Proxy to Vote at Special Meeting of Shareholders of BellaVista Capital, Inc.

The undersigned hereby appoints MacKenzie Patterson Fuller, LP and its chief investment officer Rob Dixon (collectively "MPF") and each of them, with full power of substitution, as proxies of the undersigned to represent and to vote all shares of common stock at a special meeting on September 22, 2009, of the shareholders of BellaVista Capital, Inc., a Maryland corporation (the "BellaVista"), which the undersigned is entitled to vote at the next shareholder meeting (special or annual, whichever occurs first) or at any adjournments, postponements or rescheduling thereof (please check the desired box):

1.   Proposal No. 1 – Expansion of board of directors to nine members by amending bylaws

☐ **FOR expansion of the board of directors to nine members**	☐ **AGAINST expansion of the board of directors to nine members**

MPF RECOMMENDS A VOTE FOR EXPANSION OF THE BOARD OF DIRECTORS.
_____

2.   Proposal No. 2 - Election of five directors to fill vacancies created by the expansion of the board

☐ **FOR all nominees listed below (you may strike out the name of any nominee to withhold authority to vote)**	☐ **WITHHOLD AUTHORITY to vote for all nominees**

C. E. Patterson, as a Class II Director with a term expiring at the annual meeting in 2011
Glen Fuller, as a Class III Director with a term expiring at the annual meeting in 2010
Chip Patterson, as a Class I Director with a term expiring at the annual meeting in 2012
Robert E. Dixon, as a Class II Director with a term expiring at the annual meeting in 2011
Christine E. Simpson, as a Class III Director with a term expiring at the annual meeting in 2010

MPF RECOMMENDS A VOTE FOR THE NOMINEES NAMED ABOVE.
_____

3.   Proposal No. 3 – Engagement of MPF for investment management services for a flat annual fee equal to 2% of BellaVista's assets

☐ **FOR engagement of MPF as investment manager**	☐ **WITHHOLD AUTHORITY to engage MPF as manager**

MPF RECOMMENDS APPROVAL OF THE MPF MANAGEMENT PROPOSAL

In their discretion, MPF is authorized to vote (1) for the election of any replacement nominee for a nominee for whom the undersigned voted if the original nominee is unable to serve or for good reason will not serve and (2) upon such other business as may properly come before the meeting other than the items set forth above. **THIS PROXY IS BEING SOLICITED ON BEHALF OF MPF, NOT ON BEHALF OF THE COMPANY'S BOARD OF DIRECTORS.** THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS.

The undersigned hereby acknowledges receipt of the Proxy Statement dated June 5, 2009, of MPF, relating to the proposed special meeting of BellaVista, which has now been scheduled for September 22, 2009. The undersigned hereby revokes any proxies heretofore given by the undersigned relating to the subject matter thereof. This proxy will remain valid until a vote occurs on these proposals, not to exceed 11 months from this date.

Signature:_____   Joint Signature:_____
                                                                                                    (if held jointly)

Name:_____
                                                                                          Name:_____
Title:_____
Please sign exactly as name appears on your certificate.   Estimated # of
When shares are held jointly, signatures should include both   Shares Being voted: _____
names. When signing as any other entity, please give full   Dated:_____
title in such entity.

(SEE REVERSE FOR INSTRUCTIONS)

<u>YOUR VOTING INSTRUCTIONS:</u>

How can you be sure your proxy will count?

Follow one of these instructions:

1.   Mark your vote
2.   Sign & Date
3.   Mail to MPF in the return envelope provided.

<u>If you have stock held more than one way</u>, then you may copy your proxies as often as necessary (or request more from MPF)

IMPORTANT: A SEPARATE PROXY IS REQUIRED FOR EACH TYPE OF REGISTRATION

<u>If you are not sure which procedure to follow</u>, call MPF at (800) 854-8357.

Shares Owned: